UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) of Inventiva S.A (the “Company”), including Exhibit 99.1 but excluding Exhibits 99.2 and 99.3, shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-290863 and 333-296414) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 28, 2026, the Company issued the Interim Financial Report for the Six Months Ended June 30, 2026 (the “Interim Financial Report”). A copy of the Interim Financial Report is attached to this Report as exhibit 99.1.

On September 28, 2026, the Company issued a press release (the “Press Release”) to report its unaudited 2026 first-half financial results and provide a corporate update. A copy of the Press Release is furnished as Exhibit 99.2 to this Report on Form 6-K.

On September 28, 2026, the Company made available a corporate presentation (the “Presentation”) for use in connection with its webcast and conference call regarding its 2026 first-half financial results and corporate update. A copy of the Presentation is furnished as Exhibit 99.3 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Financial Report.
99.2	Press Release, dated September 28, 2026
99.3	Presentation, dated September 28, 2026
101.INS XBRL	Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH XBRL	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: September 28, 2026	By:	/s/ Andrew Obenshain
		Name	Andrew Obenshain
		Title:	Chief Executive Officer